UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                                 Martin Gottlob
                           520 Zang Street, Suite 250
                              Broomfield, CO 80021
                                 (720) 502-4483
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 15, 2015
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75188R106

1.   NAMES OF REPORTING PERSONS:

     Martin Gottlob

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

                             7.  SOLE VOTING POWER:

                                 750,000 Common Shares; 100,000 Options (1)
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9.  SOLE DISPOSITIVE POWER:

                                 750,000 Common Shares; 100,000 Options (1)

                             10. SHARED DISPOSITIVE POWER:

                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     750,000 shares of Commons Stock; 100,000 Options (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     4.7% Common Stock; 5.3% if Options are exercised (1)

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
----------------

(1) Options are exercisable at $0.10 per share and have an issuance date of 11/15/2014, an expiration date of 11/15/2017, and are fully vested.

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.001 per share, of T-Rex Oil, Inc. fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This amendment on Schedule 13D/A is being filed on behalf of Martin Gottlob, an individual. He is filing such amendment as a result of his ownership decreasing below 5%. The address of Mr. Gottlob is 520 Zang Street, Suite 250, Broomfield, CO 80021.

Mr. Gottlob was appointed a Director of T-Rex Oil, Inc. on August 19, 2014 and has served as Vice President of Geology of Terex Energy Corp. since March 2014.

MARTIN R. GOTTLOB, AGE 63, DIRECTOR

Mr. Gottlob is an experienced Rocky Mountain States geologist, and operator of oil and gas wells. He has a B.A. in Geology from the University of Colorado with an emphasis in petroleum exploration and sedimentary basin analysis, and a Master of Science from the Colorado School of Mines, in oil and gas operations research, and management science of oil and gas investment projects. He is the owner of Independence Oil II, LLC, where he has developed, drilled, completed and operated wells on behalf of sixteen clients.

Since 2004 he has been responsible for exploration and operations for Edward (Tiger) Mike Davis' oil properties (Davis Oil Co.), where he has been responsible for many phases of field development in the D-J Basin, in Colorado, Wyoming, and Nebraska. He has worked in similar capacities for Petrogulf, Minoco, Decalta, Resource Technology and Mountain Minerals all in Colorado since 1979. Mr. Gottlob has been a Director and Vice President of Geology for Terex Energy Corp since March 2014. As a disclosure item, Mr. Gottlob was convicted of a felony in Colorado (domestic violence), in 1999.

Mr. Gottlob has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Gottlob has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Gottlob is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On February 12, 2014, Mr. Gottlob was issued 750,000 shares of common stock of Terex Energy Corp. Mr. Gottlob was appointed a Director of T-Rex Oil, Inc. in August 2014. On December 22, 2014, T-Rex Oil, Inc. acquired 100% of the outstanding stock of Terex Energy Corp. after exchanging 7,385,700 shares with Terex Energy Corp. shareholders on a one for one basis. In addition to the exchange of common stock, the Company exchanged with Mr. Gottlob 100,000 Options on a one for one basis with an exercise price of $0.10 per share and a term of 3 years.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

Mr. Gottlob is sole owner of the 750,000 shares and 100,000 Options of the Company and as such has the ability to vote the shares. In addition, Mr. Gottlob is Director of T-Rex Oil and Vice President of Geology of Terex Energy Corp., as such Mr. Gottlob may influence the following which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows: a) acquisitions of prospects which continue for Issuer, based on the business judgment of the continuing board of directors b) the reporting person intends to formulate a plan to recapitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization) d) authorization of preferred stock will require amendments to the Articles of Incorporation.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the statement that as of July 15, 2015, there were 15,771,142 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Gottlob beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares              750,000                  4.7%
                                    -----------------        -------------
                                    750,000                  4.7%

     (b) For information regarding the number of shares of T-Rex Oil, Inc. common stock as to which Mr. Gottlob holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on
Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Mr. Gottlob during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: July 15, 2015


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Mr. Gottlob has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Not Applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       Date: July 28, 2015




                                       /s/ Martin R. Gottlob
                                       ---------------------------------
                                       Martin Gottlob, Individual



































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